VP 3-10-04

U.S. S... OMMISSION

04004697

AM 3/8/2004**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-47962

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Knight Financial Products LLC

Official Use Only

FIRM ID. NO.

RECD S.E.C.
FEB 27 2004
555

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

130 Cheshire Lane
Suite 102
(No. and Street)

Minnetonka	Minnestota	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mogilevsky — (Area Code -- Telephone No.) 952-249-5500

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago IL	60606
(ADDRESS) Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Charles Mogilevsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Knight Financial Products LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles Mogilevsky
Chief Financial Officer

Notary Public

BONITA S... ...EIN
NOTARY ... MINNESOTA
My Commission ... 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Knight Financial Products LLC

Statement of Financial Condition

December 31, 2003

(Available for Public Inspection)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of
Knight Financial Products LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Financial Products LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

Knight Financial Products LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 3,842,079
Securities owned, held at clearing brokers, at market value	2,823,208,871
Receivable from clearing brokers	60,686,186
Intangible assets, net of accumulated amortization of $8,037,594	2,744,175
Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $24,293,858	7,990,530
Exchange memberships, at cost (market value of $22,231,050)	20,911,909
Investments	7,353,962
Deferred tax assets	13,651,025
Accounts receivable and other assets	378,489
Total assets	$ 2,940,767,226
Liabilities and Member's Equity	
Securities sold, not yet purchased, at market value	$ 2,484,971,924
Due to affiliates	57,186,524
Accrued compensation	18,776,028
Payable to clearing broker	286,931,163
Accrued payments for order flow	1,904,788
Accounts payable, accrued expenses and other liabilities	9,192,115
Total liabilities	2,858,962,542
Member's equity	81,804,684
Total liabilities and member's equity	$ 2,940,767,226

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Financial Products LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission. The Company is a member firm of and also functions as a specialist and market maker on the American Stock Exchange, Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, International Securities Exchange, New York Mercantile Exchange, Pacific Stock Exchange, and the Philadelphia Stock Exchange.

The Company's sole member is KFP Holdings I LLC (the "Parent"), whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents represent cash and money market bank accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Trading Activities
Securities owned and securities sold, not yet purchased, which primarily consist of listed options contracts, equities and futures contracts are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses, execution and clearance fees and payments for order flow are also recorded on a trade date basis. Payments for order flow represent payments to broker-dealers and institutions for directing their order executions to the Company. The Company records interest income net of transactions-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions.

Estimated Fair Value of Financial Instruments
Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations available from major securities exchanges and dealers. Management estimates that the aggregate net fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation, Amortization and Occupancy
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the expected useful life of five years. The Company records rent expense on a straight-line basis over the life of the lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Intangible Assets

The Company has no goodwill or indefinite-lived intangible assets. Intangible assets are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Writedowns of intangible assets are recognized when it is determined that the intangible assets are determined to be other than temporarily impaired. The amount of the impairment writedown is determined by the difference between the carrying amount and the fair value of the intangible assets.

The carrying values of intangible assets are amortized over their useful lives.

Investments

Investments includes an equity ownership interest of less than 20% in financial services-related businesses and are accounted for at fair value. The fair value of investments, for which a quoted market or dealer price is not available, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. Investments are reviewed on an ongoing basis to ensure that the valuations have not been impaired.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. There were no impairments for the year ended December 31, 2003.

The Company has agreements with the International Securities Exchange, L.L.C. (the "ISE") to purchase membership interests of the ISE with a total purchase price of approximately $28.5 million. In accordance with the purchase agreement, an initial payment was made at the time of the closing with further periodic payments to be made in the future based on a fixed dollar amount per contract traded. As the ISE has a call option on the memberships, the Company capitalizes the exchange memberships at a fixed dollar amount per contract traded. As a result of the ISE's demutualization, the Company received 257,070 Class A shares with a par value of $0.01 per share and an estimated fair value of $35.71 per share. The Class A shares represent an equity interest in the ISE and are shown as Investments on the statement of financial condition. The Company also received one Series B-1 share and nine Series B-2 shares. These Class B shares represent trading rights on the ISE and are included in Exchange memberships on the statement of financial condition. At December 31, 2003, amounts payable under the purchase agreement amounted to $6,562,255 and are included in accounts payable, accrued expenses and other liabilities on the statement of financial condition.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are composed of the following at December 31, 2003:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 1,078,600,859	$ 1,513,709,679
Equities	1,744,608,012	971,262,245
	$ 2,823,208,871	$ 2,484,971,924

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are composed of the following:

Computer hardware and software	$ 29,308,801
Leasehold improvements	2,180,384
Furniture and fixtures	795,203
Less: accumulated depreciation and amortization	(24,293,858)
	$ 7,990,530

5. Commitments and Contingent Liabilities

The Company has entered into a guaranteed employment contract with an employee which expires during 2005. As of December 31, 2003, the future commitments under this guaranteed employment contract aggregate to $3 million.

6. Related Party Transactions

Certain operating expenses, including rent and utilities, telephone and office supplies are paid by an affiliate and charged to the Company.

In the ordinary course of business, an affiliate directs order executions ("order flow") to the Company's specialist posts on various options exchanges.

The Company pays certain office expenses on behalf of an affiliate and is reimbursed for such payments. Management fees are allocated to the Company by KTG based on direct usage, headcount or percentage of net capital, depending on the source of the expense.

Additionally, in the normal course of business, the Company borrows funds on a short-term basis from affiliates. Such borrowings bear interest at approximate market rates. At December 31, 2003, $42.5 million was outstanding under these borrowings and is included in due to affiliates on the statement of financial condition.

7. Intangible Assets

The Company has intangible assets that resulted from the purchase of various option specialist posts. In November 2003, the Company tested the intangible assets for impairment and determined that the intangible assets were permanently impaired. Consequently, the intangible assets were written down to fair value, resulting in a $29.5 million impairment charge.

The carrying value of the residual intangible assets continues to be amortized over their remaining useful lives, the majority which are within one year, with the remainder having lives of up to fourteen years.

8. Employee Benefit Plans

The Company sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all of the Company's employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement.

KTG applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. At December 31, 2003, a credit concentration with clearing brokers consisted of approximately $112 million. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its options market-making and trading business and its overall risk management process. These financial instruments, which generally include exchange-traded options, options on futures and futures contracts, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at market value, and unrealized gains and losses are recognized currently.

The Company considers written put options to be guarantees under FASB Interpretation 45. These derivatives are recorded on the statement of financial condition at fair value and may require the Company to purchase assets from the option holder at a specified price by a specified date in the future. The total theoretical exposure of these derivatives that the Company deems to be guarantees, assuming the underlying positions have zero value, was approximately $9.6 billion at December 31, 2003. The Company reduces its exposures to these contracts by entering into offsetting transactions, or by entering into contracts that hedge the market risk related to these contracts..

KTG entered into an agreement with one of the Company's clearing brokers, obligating the Company to generate and pay clearing fees totaling a minimum of $12.0 million during an eighteen-month period from the commencement of clearing services, which began in June 2003. The Company's obligations under this agreement are guaranteed by KTG. As of December 31, 2003, approximately $7 million of this obligation remained outstanding.

10. Net Capital Requirement

As a broker-dealer registered with the Securities and Exchange Commission (the "Commission"), the Company is subject to the Commission's net capital rule "Rule 15c3-1". The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $250,000 or two percent of aggregate debit items. At December 31, 2003, the Company had net capital of $24,570,635, which was $24,320,635 in excess of its required net capital. Pursuant to the Company's registration as a securities dealer, its clearing broker assumes certain of its net capital requirements.

11. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KTG's tax sharing agreement with the Company, KTG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KTG's consolidated net income or loss.

The results of the Company's operations are included in KTG's consolidated U.S. Federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2003 of $13,651,025 is attributable primarily to differences in the book and tax bases of the Company's intangible assets as well as furniture, equipment, leasehold improvements, exchange memberships, investments and employee compensation.